บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/066 /2002

02028039

Finance Dept.
Tel. (662) 537-4512

02 MAR 27 AM 8:29

Date: February 28, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

SUPPL

- ☐ Annual Report of ____________________
- ☑ Financial Statement 2001
- ☑ News Release on No. 8/2002
- ☐ Copy of the letter to the Stock Exchange of Thailand dated February 27, 2002 " 2001 Financial Statement and Operating Results, Proposed Dividends and Petroleum Reserves Report
- ☐ Others ____________________

PROCESSED
APR 10 2002
P
THOMSON FINANCIAL

Yours sincerely,

Wanna-arpa P.

dlw 4/1

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

PTTEP No. 1.810/ L 059 /02

Finance Dept.

Tel.0-2537-4512

February 27 , 2002

President

The Stock Exchange of Thailand

62 Ratchadapisek Road, Klongtoey

Bangkok 10110

Dear Sir,

Subject: 2001 Financial Statement and Operating Results, Proposed Dividends and Petroleum Reserves Report

Attachment:

1. 2001 Audited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2001 and 2000.
2. Supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report) – unaudited.

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its 2001 financial statements, consolidated financial statements, proposed dividends, and the unaudited supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report), as of December 31, 2001 as per attachments 1 and 2. These attached financial statements have already been audited by the State Audit Office and approved by the Audit Committee and the Board of Directors of PTTEP on the basis that information is accurately represented and sufficient for investors.

For 2001, the Company and its subsidiaries' total revenues were Baht 29,310 million, increasing 31% when compared with Baht 22,417 million in 2000. This was mainly due to the higher sales volume which averaged approximately 91,623 Barrels of Oil Equivalent per day (BOE/D) compared with approximately 80,316 BOE/D in 2000, and also higher average product price of USD 18.68/BOE compared with USD 18.37/BOE in 2000. For 2001, Bongkot Project's gas sales volume averaged 567 million cubic feet per day (MMCFD), Yadana Project's gas sales volume averaged 535 MMCFD,

-2- / Pailin Project's ...

Pailin Project's gas sales volume averaged 153 MMCFD, and Yetagun Project's gas sales volume averaged 114 MMCFD.

Total expenses of the Company and its subsidiaries were Baht 10,844 million, decreasing 2% when compared with Baht 11,059 million in 2000. The decrease was mainly due to the loss on foreign exchange resulting from the weaker Baht in 2001. Increase in expenses was mainly due to higher depreciation and royalties related to higher sales volume.

The Company and its subsidiaries recorded net income of Baht 10,895 million or earnings per share of Baht 16.71 as compared to net income of Baht 5,201 million or earnings per share of Baht 7.98 in 2000.

Total consolidated assets as of December 31, 2001 were Baht 77,712 million compared with Baht 63,981 million of 2000, an increase of 21%. Total liabilities were Baht 46,594 million compared with Baht 41,685 million in 2000, an increase of 12%. This was mainly due to the investment in New Links Energy Resources Limited which holds interest in PT. Medco Energi Internasional Tbk. (Medco), an Indonesian upstream oil and gas exploration and production company, and the increase in the number of properties for exploration and production in Pailin and Bongkot Projects.

The Board of Directors of PTTEP, at meeting no.2/2002/194 on February 27, 2002, passed a resolution to propose the dividends of Baht 6 per share to its shareholders for the year 2001 in the Annual General Shareholders' Meeting. The agenda and dividends payment date will be announced later.

The Company and its subsidiaries would like to disclose the Reserves Report as of December 31, 2001, prepared under the requirements of FAS 69, which shows the Total Proved Reserves (Consolidated Companies) in terms of oil equivalent of 768 million barrels (MMBOE) which comprises 98 million barrels of crude oil and condensate and 4,640 billion cubic feet for gas. After the inclusion of PTTEP investment in Medco, Proved Reserves were approximately 829 MMBOE. The probable and possible reserves, which have been estimated with lower degree of certainty when compared to the proved reserves, were approximately 951 MMBOE, inclusive of PTTEP investment in Medco.

Yours sincerely,

Chitrapongse Kwangsukstith

President

Supplemental Information on Petroleum Exploration and Production Activities Under the US Financial Accounting Standard no. 69 (FAS 69) - Unaudited

(A) PTTEP and its Subsidiaries' Petroleum Reserves Report As of December 31, 2001

The total Proved Reserves of PTT Exploration and Production Public Company Limited (PTTEP) and its Subsidiaries as of December 31, 2001 are shown in the attached table. The Proved Reserves are reviewed annually by company's earth scientists and reservoir engineers to ensure rigorous professional standards. The Proved Reserves are reported on a gross basis, which includes the company's net working interest and related host country's interest.

No reserve quantities have been recorded for the company on Arthit Project in the Gulf of Thailand and Blocks B, 48/95, 52/97 Projects in offshore Vietnam due to no commercial arrangement has been established for the discoveries.

The total Proved Reserves (Consolidated Companies) as of December 31, 2001 of PTTEP and its Subsidiaries were 98 Million Stock Tank Barrels (MMSTB) for crude and condensate and 4,640 Billion Standard Cubic Feet (BSCF) for gas. The total Proved Reserve (Consolidated Companies) in term of oil equivalent was 768 Million Barrels (MMBOE).

The total production in 2001 (Consolidated Companies) was 36 MMBOE or equivalent to the production rate of approximately 99,000 Barrels of Oil Equivalent per Day (BOED), approximately 15,000 BOED or 18% increase from last year. The production increase was mainly attributed to the increases of petroleum production from Yadana, Yetagun and Bongkot projects.

PTTEP indirectly holds 34.18% interest in PT Medco Energi Internasional Tbk. (Medco), an Indonesia's upstream oil and gas exploration and production company. PTTEP's share of Medco's Proved Reserves as of December 31, 2001 were 55 MMSTB for crude and 36 BSCF for gas. Medco's Proved Reserves were certified by Gaffney, Clines & Associates (Consultants) Pte., Ltd. (GCA).

The total PTTEP's worldwide Proved Reserves as of December 31, 2001, including investment in Medco were 153 MMSTB for crude and condensate, and 4,676 BSCF for gas, or approximately 829 MMBOE.

	Crude & Condensate (Million Barrel)		Natural Gas (Billion Cubic Feet)	
	Domestic [2]	Foreign	Domestic [2]	Foreign
Company's share of reserves [1] of consolidated companies				
As of December 31, 2000	**81**	**9**	**2,775**	**1,989**
1) Revision of previous estimates	11	-	70	-
2) Improved recovery	3	-	1	-
3) Purchases/sales of petroleum in place	-	-	-	-
4) Extensions and discoveries	1	-	0.29	-
5) Production	(7)	(0.19)	(139)	(56)
Total consolidated companies (December 31, 2001)	**89**	**9**	**2,707**	**1,933**

	Total		Barrel of Oil Equivalent (Million Barrel)		
	Crude & Condensate (Million Barrel)	Natural Gas (Billion Cubic Feet)	Domestic [2]	Foreign	Total
Company's share of reserves [1] of consolidated companies					
As of December 31, 2000	**90**	**4,764**	**514**	**265**	**779**
1) Revision of previous estimates	11	70	21	-	21
2) Improved recovery	3	1	3	-	3
3) Purchases/ sales of petroleum in place	-	-	-	-	-
4) Extensions and discoveries	1	0.29	1	-	1
5) Production	(7)	(195)	(29)	(7)	(36)
Total consolidated companies (December 31, 2001)	**98**	**4,640**	**510**	**258**	**768**
MEDCO [3]	55	36	-	61	61
TOTAL WORLDWIDE (December 31, 2001)	**153**	**4,676**	**510**	**319**	**829**

1) *The Proved Reserves are reported on a gross basis which includes the company's net working interest and the related host country interest.*

2) *Includes JDA Project*

3) *PTTEP indirectly holds 34.18% interest in Medco. Medco's proved reserves as of January 1, 2002 were certified by Gaffney, Clines & Associates (Consultants) Pte. Ltd. .*

(B) Capitalized costs relating to oil and gas producing activities

Capitalized costs represent cumulative expenditures for proved and unproved properties, and support equipment and facilities used in oil and gas exploration and production operations together with related accumulated depreciation, depletion and amortization. Proved properties include wells, equipment, transportation pipeline and related producing facilities associated with proved reserves project. Unproved properties represent amounts associated with non-proved reserve project. Support equipment and facilities include warehouse, field offices, vehicles and movable assets used in oil and gas producing activities. The net capitalized costs represent the undepreciated value for these assets.

(Million Baht)	2001	2000 (Restated)[1]
Proved properties	54,885	48,616
Unproved properties	788	548
Support equipment and facilities	1,532	1,527
Gross capitalized costs	**57,205**	**50,691**
Accumulated depreciation, depletion, and amortization	(15,250)	(12,025)
Net capitalized costs	**41,955**	**38,666**

[1] *Proportionate consolidation for Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC*

(C) Costs Incurred in oil and gas property acquisition, exploration, and development activities

Costs incurred represent amounts both capitalized and charged to expense during the year. Property acquisition costs include costs to purchase proved and unproved properties. Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells. Development costs include costs associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, producing facilities for existing developed reserves, and costs associated with transportation pipeline

(Million Baht)	2001 Domestic	2001 Foreign	2001 Total	2000 (Restated)[2] Domestic	2000 (Restated)[2] Foreign	2000 (Restated)[2] Total
Acquisition of properties						
- Proved	-	-	-	-	-	-
- Unproved	-	-	-	(9)	160	151
Exploration costs [1]	505	57	562	(386)	284	(102)
Development costs	6,238	10	6,248	2,440	157	2,597
Total	**6,743**	**67**	**6,810**	**2,045**	**601**	**2,646**

(1) *Exploration costs include transferring of exploration well costs to development well costs for future production.*

(2) *Proportionate consolidation for Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC*

(D) Results of operation for producing activities

Results of operations from oil and gas producing activities for the year 2001 and 2000 are shown in the following table.

Production costs include lifting costs incurred to operate and maintain productive wells and related equipment. Exploration expenses consist of geological and geophysical costs, and dry hole costs. General administrative expenses are expenses directly related to oil and gas producing activities. DD&A expense relates to capitalized costs incurred in acquisition, exploration and development activities, including transportation pipeline. Other income/expenses include pipeline transportation income and foreign exchange gains and losses. Income tax expenses are based on the tax effects arising from the operations. General corporate overhead and interest costs are excluded from the results of operations.

(Million Baht)	2001 Domestic	2001 Foreign	2001 Total	2000 (Restated)[1] Domestic	2000 (Restated)[1] Foreign	2000 (Restated)[1] Total
Gross revenues :						
Total Sales	**22,067**	**5,451**	**27,518**	**19,938**	**1,581**	**21,519**
Expenses :						
Production expenses	1,903	576	2,479	1,996	540	2,536
Exploration expenses	107	126	233	107	95	202
General administrative expenses	423	195	618	335	131	466
Petroleum royalties	2,743	456	3,199	2,478	128	2,606
Depreciation, depletion, and amortization	2,843	418	3,261	2,812	310	3,122
Other (income)/ expenses	291	(1,193)	(902)	300	(317)	(17)
Total expenses	**8,310**	**578**	**8,888**	**8,028**	**887**	**8,915**
Results before income taxes	**13,757**	**4,873**	**18,630**	**11,910**	**694**	**12,604**
Income tax expenses	5,569	459	6,028	4,793	144	4,937
Net results of operations	**8,188**	**4,414**	**12,602**	**7,117**	**550**	**7,667**

(1) *Proportionate consolidation for Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC*

(E) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of year-end proved oil and gas reserves remaining less estimated future expenditures (based on year-end costs) to be incurred in developing and production the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by applying the appropriate year-end statutory tax rates to the future pre tax net cash flows and reduced by applicable tax deductions or tax credits.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable and possible which may become proved in the future, reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any of fair value is necessarily subjective and imprecise.

(Million Baht)	Domestic		Foreign		Total	
	2001	2000	2001	2000	2001	2000
Future cash inflows	307,741	310,799	162,666	166,965	470,407	477,764
Future production and development costs	(134,806)	(114,117)	(28,026)	(28,947)	(162,832)	(143,064)
Future income tax expenses	(57,842)	(68,083)	(48,757)	(46,705)	(106,599)	(114,788)
Future net cash flows	115,093	128,599	85,883	91,313	200,976	219,912
10% discount for estimate timing of cash flows	(58,958)	(65,070)	(51,410)	(50,630)	(110,368)	(115,700)
Standardized measure of discounted future net cash flows [(1)]	**56,135**	**63,529**	**34,473**	**40,683**	**90,608**	**104,212**

(1) exclude discounted future net cash flows of investment in Medco.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Million Baht	2001
Present value at beginning of year	**104,212**
Sales and transfers of oil and gas produced,	
net of production costs	(22,030)
Development costs incurred during the period	6,362
Net changes in prices and production costs	2,363
Net change in development costs	(24,060)
Extensions, discoveries and improved recovery,	
less related costs	1,676
Revisions of previous quantity estimates	8,565
Accretions of discount	9,826
Net change in income taxes	3,694
Present value at the year end (1)	**90,608**

(1) exclude discounted future net cash flows of investment in Medco.

No.8/2002

PTTEP announcing 2001 performance result and Five-Year Plan Strategy

Dr. Chitrapongse Kwangsukstith, President of PTT Exploration and Production Public Company Limited (PTTEP) announced 2001 performance result and 5-Year Plan at today's PTTEP Annual Press Conference.

He stated that PTTEP succeeded in its effort to maintain high level of gas production to assist the country to cope with rising imported oil prices during the country's economic recovery period. At the same time, PTTEP was also able to maintain the same credit rating as the Royal Thai Government.

Furthermore, PTTEP was selected as "One of the Best Managed Companies " by many recognized financial magazines such as Euromoney and Asiamoney magazines and also received the BG Chairman's HSE Awards in 2001 from BG Group. In addition, PTTEP was awarded ISO 14001 Environmental Management System Certification, on 2 additional operations: Exploration and Production of natural gas and condensate in the Bongkot Field, Gulf of Thailand and Songkhla Logistics Base operations in support of the offshore exploration and production operations in Songkhla Province, by AJA EQS (Thailand) Ltd. To date, PTTEP's Songkhla Logistics Base Operations is the first stand-alone onshore logistics operation for offshore petroleum exploration and production in South East Asia to receive ISO 14001 certification.

Dr. Chitrapongse stressed that these recognition reflected the high level of confidence in the Company's performance, which would not have been possible without the continued supports from the various Governmental agencies, PTT Public Company Limited (PTT Plc.), partners and PTTEP employees.

Overview of Energy Market

Dr. Chitrapongse indicated that during Thailand's economic recovery period, the country's power consumption showed an increase of 5.4 percent from 1999 or 8,654 GWh. Couple with increased usage of gas for power generation to substitute expensive imported oil, this gave rise to an increase of 15.4 % in domestic gas consumption or an equivalent of 2,344 million standard cubic feet per day (MMSCFD).

Through its involvement in the 17 operated and non-operated joint ventures, PTTEP total supply amounted to 20% of total domestic supply of petroleum or approximately 99,100 Barrels of Oil Equivalent per day (BOE/D). Dr. Chitrapongse revealed that through various investment opportunities under consideration this share of domestic petroleum supply could increase significantly in the near future.

Year 2001, The year of Success

Dr. Chitrapongse stated that Year 2001 was a very successful year for PTTEP in term of exploration and production operations, particularly regarding the completion of Arthit Field's 21-well drilling campaign with 13% belowed budget. Above all, the result also showed high potential gas reserves in the Arthit field equivalent to Bongkot in the same exploration stage.

Regarding Bongkot, His Majesty the King has graciously bestowed the name Navamindra Petroleum Area to production licensed area in Bongkot and Arthit concessions. PTTEP also broke the cumulative gas sales record from Bongkot Field to PTT Plc. reached 1 Trillion Cubic Feet (TCF) in February 2001, since the production start up in 1993. PTTEP was able to maintain production level at the average rate of 567 MMSCFD in accordance with the Gas Sales Agreement. Furthermore, PTT Plc. has agreed to take additional volume of sales gas from Bongkot field in an amount equivalent to 11,600 MMCF during the period of August 2001 to June this year.

In term of foreign investment, PTTEP invested 34 % in Indonesian PT Medco Energy Internasional Tbk. The reason is that Indonesia is the richest country in petroleum potential in the Southeast Asian region. This investment is related to the Company's strategy in expanding business internationally in a high petroleum potential country, especially in oil projects. It will also allow PTTEP to participate in both management and operational levels. In addition, it will provide PTTEP a strategic alliance for future growth in Indonesia and enable PTTEP to secure long term crude supply to Thailand.

Regarding its financial performance, Dr. Chitrapongse stated as of 31 December 2001 when compared to the same period of last year, PTTEP total revenues were Baht 29,310 million, up Baht 6,892 million due to the increase of sales volume of approximately 91,623 barrels of oil equivalent. Total expenditures were Baht 10,844 million, down Baht 215 million while total net income of in 2001 was Baht 10,895 million, rose by Baht 5,694 million compared to 2000. Total consolidated asset as of 31 December 2001 was Baht 77,712 million or an increase of Baht 13,731 million when compared to 2000. Total liability was Baht 46,594 million or an increase of Baht 4,908 million when compared to 2000.

As of 31 December, 2001, Total consolidated proved reserves were 768 million barrels of oil equivalent which could be identified as 98 million barrels of crude and condensate, plus 4,640 billion standard cubic feet of gas. **After including the portion of PTTEP's investment in Medco, Total consolidated proved reserves were 829 million barrels of oil equivalent.** Probable and Possible reserves including Medco's portion, which contain high uncertainty when compared to proved reserves, were 951 million barrels of oil equivalent.

PTTEP 5 Year Plan Strategies

Dr. Chitrapongse stated that PTTEP has adopted 5 key strategies in order to assure continued success of the Company:

1. PTTEP plans to capitalize on the country's growing demand for natural gas as the preferred "clean" fuel. Latest forecast indicated the rise in the country's power consumption and

gas demand for the next five years would continue at 6-7% per year. In this regard, PTTEP has allocated more than Baht 87,000 million, excluding future overseas investment, in the next five years to expand and optimize its domestic production capacity, specifically from Bongkot, Pailin, Yadana and Yetagun Fields. Moreover, this budget will also be spent in developing the Arthit Field to be ready in 2006 if there is a market.

2. PTTEP also plans to expand its operations overseas with particular emphasis on oil prospects through acquisition of exploration acreage as well as producing assets. The areas, which PTTEP is interested, include the Southeast Asian region i.e. Vietnam, Indonesia, and the Thai-Malaysian Joint Developing Area, as well as the Middle East such as Iran and Oman. Dr. Chitrapongse emphasized that this overseas expansion is crucial to the supply of Thailand's oil reserves and the future growth of PTTEP.

3. In order to support the growth strategies mentioned above PTTEP has also invested in its related business i.e. Power Plant. It is aimed at supporting its E&P core business, creating value chain for gas exploration and production as well as being vehicle in power business for the future gas liberalization market.

4. PTTEP realized of the importance of human resources development. It invested significantly in human and organization capability development through staff training, business process improvement, and full use of Information Technology. In addition, PTTEP will continue to pursue new E &P technologies that will allow improvement in our operations, with particular emphasis on drilling which constitute a large portion of PTTEP investment.

5. It is PTTEP commitment to apply Good Corporate Governance and to blend proven management techniques, leading edge technologies, and the professionalism to achieve and maintain the highest standard of performance.

In summary, Dr.Chitrapongse said there were several reasons for continued success of PTTEP: strong future demand for gas, PTTEP having existing production capacity and reserves ready to meet future demand as well as seeking new investment opportunity related to PTTEP core business.

28 February 2002

Further information, please contact

Charlie Charuvastr or Bussaban Cheencharoen

External Relations Department

Tel. 0-2537-4000